Free Writing Prospectus	Filed Pursuant to Rule 433
(To the prospectus dated April 4, 2011, as supplemented by	Registration Statement No. 333-173299
the preliminary prospectus supplement dated April 24, 2012)	April 24, 2012

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Tel: (801) 844-7637
Salt Lake City, Utah
Harris H. Simmons
Chairman/Chief Executive Officer

Zions Bancorporation Announces Capital Actions

•	Intent to Redeem Series E 11% Preferred Equity

•	Up to $150 Million Auction of New Perpetual Preferred Stock

•	$100 Million Auction of Senior Notes

SALT LAKE CITY, April 24, 2012 – The Board of Directors of Zions Bancorporation (“Zions”) has approved the issuance via an auction of up to $150,000,000 of a new series of Tier 1 Capital qualifying perpetual preferred stock, the proceeds of which it expects to use to redeem all outstanding shares of its Series E fixed-rate resettable non-cumulative perpetual preferred stock. The Series E securities, which have an aggregate par amount of $142,500,000 and current dividend of 11%, are callable on June 15, 2012. Notice of redemption must be provided to holders at least 30 days prior to call date. The timing of an issuance of the new series of preferred stock is subject to market conditions.

Zions also today announced it plans to offer an additional $100,000,000 of senior notes via an auction pursuant to a prospectus supplement to its prospectus dated April 4, 2011. The senior notes auction will increase the aggregate outstanding amount of the 4.50% notes due March 27, 2017 initially issued on March 27, 2012 to $400,000,000. The auction is expected to open on April 25, 2012 at 4:30 p.m. Eastern Time and close on April 26, 2012 at 3:00 p.m. Eastern Time. Zions intends to use the net cash proceeds from the senior notes offering for general corporate purposes, which may include the partial redemption of the remaining Series D Preferred Stock held by the U.S. Treasury or the redemption of senior floating rate notes due June 21, 2012.

Zions Direct, Inc. will serve as Auction Agent for both the announced senior notes auction and the expected preferred stock auction. The public offering price and the allocation of both the senior notes and the preferred stock will be determined by the online auction process facilitated by Zions Direct. Deutsche Bank Securities Inc. will serve as sole underwriter and sole book-running manager for both offerings.

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities through nearly 500 offices in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices.

ZIONS BANCORPORATION

Press Release – Page 2

April 24, 2012

The senior notes and the preferred stock will be issued pursuant to the Company’s Registration Statement on Form S-3 (No. 333-173299) previously filed by the Company with the Securities and Exchange Commission (the “Commission”). The Registration Statement has been filed with the Commission and is effective. Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, New Jersey 07311-3988, telephone toll-free: 1-800-503-4611 or by email: prospectus.cpdg@db.com, or by visiting Zions Direct’s auction website at www.zionsdirect.com, or by visiting EDGAR on the Commission’s website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy senior notes or preferred stock of the Company or any other securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release contains statements that relate to the projected or modeled performance or condition of Zions Bancorporation and elements of or affecting such performance or condition, including statements with respect to forecasts, opportunities, models, illustrations, scenarios, beliefs, plans, objectives, goals, guidance, expectations, anticipations or estimates, and similar matters. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual facts, determinations, results or achievements may differ materially from the statements provided in this presentation since such statements involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions; economic, market and business conditions, either nationally, internationally, or locally in areas in which Zions Bancorporation conducts its operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; changes in debt, equity and securities markets; adverse legislation or regulatory changes and/or determinations; and other factors described in Zions Bancorporation’s most recent annual and quarterly reports. In addition, the statements contained in this presentation are based on facts and circumstances as understood by management of the company on the date of this press release, which may change in the future. Except as required by law, Zions Bancorporation disclaims any obligation to update any statements or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events, developments, determinations or understandings.

#	#	#	#	#	#	#	#	#	#	#	#	#